

July 1, 2013

Via E-mail
Christopher A. Krummel
Vice President, Controller, and Chief Accounting Officer
Cameron International Corporation
1333 West Loop South
Suite 1700
Houston, Texas 77027

      Re: **Cameron International Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2012
               Filed February 22, 2013
               Form 10-Q for Fiscal Quarter Ended March 31, 2013
               Filed April 29, 2013
               File No. 1-13884

Dear Mr. Krummel:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or, Laura Nicholson, Attorney-Advisor, at (202) 551-3584 with any questions.

               Sincerely,

               /s A.N. Parker *for*

               H. Roger Schwall
               Assistant Director